UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON D.C. 20549


                               AMENDMENT NO. 10 TO
                                  SCHEDULE 13D


                    UNDER THE SECURITIES EXCHANGE ACT OF 1934


                              DERMA SCIENCES, INC.
                              --------------------
                                (Name of Issuer)


                     COMMON STOCK, $.01 PAR VALUE PER SHARE
                     --------------------------------------
                         (Title of Class of Securities)


                                    249827106
                              --------------------
                                 (CUSIP Number)


                                 Bruce F. Wesson
                             Senior Managing Member
                                Claudius, L.L.C.
                           610 Fifth Avenue, 5th Floor
                               New York, NY 10020
                                 (212) 218-4990
--------------------------------------------------------------------------------
           (Name, Address and Telephone Number of Person Authorized to
                      Receive Notices and Communications)


                                FEBRUARY 7, 2005
             ------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this Schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box: |_|

Note: Schedules filed in paper format shall include a signed original and five copies with the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (the "Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all provisions of the Act (however, see the Notes).

                                                               Page 1 of 9 Pages

          Page 2 of 9 of the initial Schedule 13D pertaining to the Common Shares of Derma Sciences, Inc., a Pennsylvania corporation, filed with the Securities and Exchange Commission ("SEC") on February 6, 1998 for an event on January 23, 1998, and subsequently amended on September 18, 1998 by Amendment No. 1, and on August 24, 1999 by Amendment No.2, and on January 10, 2000 by Amendment No. 3, and on August 7, 2000 by Amendment No. 4, and on March 19, 2001 by Amendment No. 5, and on March 16, 2002 by Amendment No. 6, and on May 16, 2003 by Amendment No. 7, and on June 23, 2003 by Amendment No. 8, and on February 2, 2005 by Amendment No. 9, is hereby further amended to read as follows:

                                  SCHEDULE 13D

--------------------------------------------------------------------------------
CUSIP NO. 249827106                                 PAGE 2 OF 9 PAGES
--------------------------------------------------------------------------------
     1    NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

          Galen Partners III, L.P.
--------------------------------------------------------------------------------
     2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP        (a) |_|
                                                                  (b) |X|
--------------------------------------------------------------------------------
     3    SEC USE ONLY

--------------------------------------------------------------------------------
     4    SOURCE OF FUNDS

          WC
--------------------------------------------------------------------------------
     5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
          REQUIRED PURSUANT TO ITEMS 2(D) or 2(E)                 |_|
--------------------------------------------------------------------------------
     6    CITIZENSHIP OR PLACE OF ORGANIZATION

          Delaware
--------------------------------------------------------------------------------
                     7    SOLE VOTING POWER
 NUMBER OF                        4,890,201 (see Item 5(a))
  SHARES        ----------------------------------------------------------------
BENEFICIALLY         8    SHARED VOTING POWER
 OWNED BY                         0
   EACH         ----------------------------------------------------------------
 REPORTING           9    SOLE DISPOSITIVE POWER
PERSON WITH                       4,890,201
                ----------------------------------------------------------------
                    10    SHARED DISPOSITIVE POWER
                                  0
--------------------------------------------------------------------------------
      11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY THE REPORTING PERSON

                          4,890,201
--------------------------------------------------------------------------------
      12        CHECK BOX IF THE AGREGATE AMOUNT IN ROW (11)
                EXCLUDES CERTAIN SHARES                           |_|
--------------------------------------------------------------------------------
      13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                          35.14%
--------------------------------------------------------------------------------
      14        TYPE OF REPORTING PERSON

                          PN
--------------------------------------------------------------------------------

          Page 3 of 9 of the Schedule 13D, as amended, is hereby further amended to read in its entirety as follows:

                                  SCHEDULE 13D

--------------------------------------------------------------------------------
CUSIP NO. 249827106                                 PAGE 3 OF 9 PAGES
--------------------------------------------------------------------------------
     1    NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

          Galen Partners International III, L.P.
--------------------------------------------------------------------------------
     2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP        (a) |_|
                                                                  (b) |X|
--------------------------------------------------------------------------------
     3    SEC USE ONLY

--------------------------------------------------------------------------------
     4    SOURCE OF FUNDS

          WC
--------------------------------------------------------------------------------
     5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
          REQUIRED PURSUANT TO ITEMS 2(D) or 2(E)                 |_|
--------------------------------------------------------------------------------
     6    CITIZENSHIP OR PLACE OF ORGANIZATION

          Delaware
--------------------------------------------------------------------------------
                     7    SOLE VOTING POWER
 NUMBER OF                        442,995 (see Item 5(a))
  SHARES        ----------------------------------------------------------------
BENEFICIALLY         8    SHARED VOTING POWER
 OWNED BY                         0
   EACH         ----------------------------------------------------------------
 REPORTING           9    SOLE DISPOSITIVE POWER
PERSON WITH                       442,995
                ----------------------------------------------------------------
                    10    SHARED DISPOSITIVE POWER
                                  0
--------------------------------------------------------------------------------
      11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY THE REPORTING PERSON

                          442,995
--------------------------------------------------------------------------------
      12        CHECK BOX IF THE AGREGATE AMOUNT IN ROW (11)
                EXCLUDES CERTAIN SHARES                           |_|
--------------------------------------------------------------------------------
      13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                          3.18%
--------------------------------------------------------------------------------
      14        TYPE OF REPORTING PERSON

                          PN
--------------------------------------------------------------------------------

          Page 4 of 9 of the Schedule 13D, as amended, is hereby further amended to read in its entirety as follows:

                                  SCHEDULE 13D

--------------------------------------------------------------------------------
CUSIP NO. 249827106                                 PAGE 4 OF 9 PAGES
--------------------------------------------------------------------------------
     1    NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

          Galen Employee Fund III, L.P.
--------------------------------------------------------------------------------
     2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP        (a) |_|
                                                                  (b) |X|
--------------------------------------------------------------------------------
     3    SEC USE ONLY

--------------------------------------------------------------------------------
     4    SOURCE OF FUNDS

          WC
--------------------------------------------------------------------------------
     5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
          REQUIRED PURSUANT TO ITEMS 2(D) or 2(E)                 |_|
--------------------------------------------------------------------------------
     6    CITIZENSHIP OR PLACE OF ORGANIZATION

          Delaware
--------------------------------------------------------------------------------
                     7    SOLE VOTING POWER
 NUMBER OF                        20,044 (see Item 5(a))
  SHARES        ----------------------------------------------------------------
BENEFICIALLY         8    SHARED VOTING POWER
 OWNED BY                         0
   EACH         ----------------------------------------------------------------
 REPORTING           9    SOLE DISPOSITIVE POWER
PERSON WITH                       20,044
                ----------------------------------------------------------------
                    10    SHARED DISPOSITIVE POWER
                                  0
--------------------------------------------------------------------------------
      11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY THE REPORTING PERSON

                          20,044
--------------------------------------------------------------------------------
      12        CHECK BOX IF THE AGREGATE AMOUNT IN ROW (11)
                EXCLUDES CERTAIN SHARES                           |_|
--------------------------------------------------------------------------------
      13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                          0.14%
--------------------------------------------------------------------------------
      14        TYPE OF REPORTING PERSON

                          PN
--------------------------------------------------------------------------------

          Page 5 of 9 of the Schedule 13D, as amended, is hereby further amended to read in its entirety as follows:

                                  SCHEDULE 13D

--------------------------------------------------------------------------------
CUSIP NO. 249827106                                 PAGE 5 OF 9 PAGES
--------------------------------------------------------------------------------
     1    NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

          William R. Grant
--------------------------------------------------------------------------------
     2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP        (a) |_|
                                                                  (b) |X|
--------------------------------------------------------------------------------
     3    SEC USE ONLY

--------------------------------------------------------------------------------
     4    SOURCE OF FUNDS

          PF
--------------------------------------------------------------------------------
     5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
          REQUIRED PURSUANT TO ITEMS 2(D) or 2(E)                 |_|
--------------------------------------------------------------------------------
     6    CITIZENSHIP OR PLACE OF ORGANIZATION


--------------------------------------------------------------------------------
                     7    SOLE VOTING POWER
 NUMBER OF                        974,500 (see Item 5(a))
  SHARES        ----------------------------------------------------------------
BENEFICIALLY         8    SHARED VOTING POWER
 OWNED BY                         0
   EACH         ----------------------------------------------------------------
 REPORTING           9    SOLE DISPOSITIVE POWER
PERSON WITH                       974,500
                ----------------------------------------------------------------
                    10    SHARED DISPOSITIVE POWER
                                  0
--------------------------------------------------------------------------------
      11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY THE REPORTING PERSON

                          974,500
--------------------------------------------------------------------------------
      12        CHECK BOX IF THE AGREGATE AMOUNT IN ROW (11)
                EXCLUDES CERTAIN SHARES                           |_|
--------------------------------------------------------------------------------
      13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                          7.0%
--------------------------------------------------------------------------------
      14        TYPE OF REPORTING PERSON

                          IN
--------------------------------------------------------------------------------

          The first paragraph of Item 1 of the Schedule 13D is hereby amended to read in its entirety as follows:

          "This statement covers a total of 6,327,740 fully diluted shares of Common Stock, $.01 par value per share (the "Common Stock"), of Derma Sciences, Inc., a Pennsylvania corporation (the "Issuer"). The Reporting Persons (as defined in Item 2 hereof) as of the date hereof hold an aggregate of (i) 2,036,500 shares of Common Stock, (ii) 543,267 shares of Series B Convertible Preferred Stock, $.01 par value per share, of the Issuer (the "Series B Preferred Shares"), which as of the date hereof are convertible into an aggregate of 543,267 shares of Common Stock, (iii) 617,184 shares of Series C Convertible Preferred Stock, $.01 par value per share, of the Issuer (the "Series C Preferred Shares"), which as of the date hereof are convertible into an aggregate of 617,184 shares of Common Stock, (iv) 1,071,345 shares of Series D Convertible Preferred Stock, $.01 par value per share, of the Issuer (the "Series D Preferred Shares"), which as of the date hereof are convertible into an aggregate of 1,071,345 shares of Common Stock, and (v) 2,059,444 warrants (the "Warrants"), which as of the date hereof may be exercised for an aggregate of 2,059,444 shares of Common Stock. The Common Stock, Series B Preferred Shares, Series C Preferred Shares, Series D Preferred Shares and Warrants are referred to herein, collectively, as the "Securities".

          The third paragraph of Item 3 of the Initial Schedule 13D is hereby amended to read in its entirety as follows:

          "William R. Grant, a Reporting Person, acquired in a private transaction with the Issuer on February 7, 2005, 100,000 units at a purchase price of $0.50 per unit for an aggregate amount of $50,000 in cash. The units consist of 100,000 shares of Common Stock and warrants to purchase an additional 100,000 shares of Common Stock."

          Item 5, subpart (a) of the Initial Schedule 13D is hereby amended to read in its entirety as follows:

          (a) Each Reporting Person owns or has the right to acquire the number of securities shown opposite its name:

===================================================================================================
   (1)             (2)                (3)                (4)             (5)              (6)
---------------------------------------------------------------------------------------------------
                                                     Number of
                                Number of            Shares of
                                Shares of            Common
                                Common Stock         Stock which                      Percentage of
                                into which           may be                           Outstanding
                                Series B, Series     acquired                         Shares of
               Number of        C and Series D       pursuant to     Total of         Common
Reporting      Shares of        Preferred Stock      exercise of     Columns (2),     Stock (see
Person         Common Stock     is Convertible       Warrants        (3) and (4)      Note below)
===================================================================================================
Galen           1,152,611          2,038,869          1,698,721       4,890,201         35.14%
---------------------------------------------------------------------------------------------------
Galen Intl        104,654            184,577            153,764         442,995          3.18%
---------------------------------------------------------------------------------------------------
GEF                 4,735              8,350              6,959          20,044          0.14%
---------------------------------------------------------------------------------------------------
Grant             774,500                  0            200,000         974,500          7.0%
---------------------------------------------------------------------------------------------------
   Total        2,036,500          2,231,796          2,059,444       6,327,740         45.46%
===================================================================================================

          Note: The percentages shown in each row of column (6) were calculated, for each respective row, by (i) adding the total in the bottom rows of columns
(3) and (4) to 9,724,007 (the number of shares of Common Stock outstanding as of September 30, 2004, as set forth in the Issuer's Quarterly Report on Form 10-QSB for the quarter then ended, plus the 100,000 shares of Common Stock acquired by William R. Grant as reported in Amendment No. 9 to Schedule 13D for an event on January 31, 2005, plus the 100,000 shares of Common Stock acquired by William R. Grant as reported herein (the "Total Adjusted Outstanding Shares"), then (ii) dividing the amount in column (5) by the Total Adjusted Outstanding Shares, and then (iii) expressing such quotient in terms of a percentage.

                                    SIGNATURE
                                    ---------

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in the statement is true, complete and correct.

Date: February 7, 2005                   GALEN PARTNERS III, L.P.
                                         By: Claudius, L.L.C.


                                         By:  /s/ Bruce F. Wesson
                                            -----------------------------------
                                              Managing Member


                                         GALEN PARTNERS
                                         INTERNATIONAL III, L.P.
                                         By: Claudius, L.L.C


                                         By:  /s/ Bruce F. Wesson
                                            -----------------------------------
                                              Managing Member


                                         GALEN EMPLOYEE FUND III, L.P.
                                         By: Wesson Enterprises, Inc


                                         By:  /s/ Bruce F. Wesson
                                            -----------------------------------
                                              President


[Signatures continued on next page.]

                                         CLAUDIUS, L.L.C.


                                         By:  /s/ Bruce F. Wesson
                                            -----------------------------------
                                              Managing Member


                                         WESSON ENTERPRISES, INC.


                                         By:  /s/ Bruce F. Wesson
                                            -----------------------------------
                                              President


                                         WILLIAM R. GRANT


                                         By:  /s/ Bruce F. Wesson
                                            -----------------------------------
                                              Bruce F. Wesson, Attorney-In-Fact


                                         BRUCE F. WESSON


                                         By:  /s/ Bruce F. Wesson
                                            -----------------------------------
                                              Bruce F. Wesson


                                         L. JOHN WILKERSON


                                         By:  /s/ Bruce F. Wesson
                                            -----------------------------------
                                              Bruce F. Wesson, Attorney-In-Fact


                                         DAVID JAHNS


                                         By:  /s/ Bruce F. Wesson
                                            -----------------------------------
                                              Bruce F. Wesson, Attorney-In-Fact


                                         SRINI CONJEEVARAM


                                         By:  /s/ Bruce F. Wesson
                                            -----------------------------------
                                              Bruce F. Wesson, Attorney-In-Fact


                                         ZUBEEN SHROFF


                                         By:  /s/ Bruce F. Wesson
                                            -----------------------------------
                                              Bruce F. Wesson, Attorney-In-Fact